SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Corporate Events Calendar

Company Name	GOL LINHAS AÉREAS INTELIGENTES S.A.
Central Office Address	Rua Tamoios, 246, Jd. Aeroporto, São Paulo, SP, 04630-000
Internet Site	www.voegol.com.br
Director of Investor Relations	Contact: Richard F. Lark, Jr. E-mail: ri@golnaweb.com.br Telephone(s): (55-11) 5033-4393 Fax: (55-11) 5033-4224
Individual responsible for Investor Relations	Contact: Richard F. Lark, Jr. E-mail: ri@golnaweb.com.br Telephone(s): (55-11) 5033-4393 Fax: (55-11) 5033-4224
Publications (and locality) in which its corporate documents are published	Gazeta Mercantil (São Paulo) Diário Oficial do Estado de São Paulo

Annual Financial Statement and Consolidated Financial Statement, when applicable, related to the 12/31/2003 fiscal year.
Event	Date
Accessible to Stockholders	-[1]
Publication	-[2]
Sent to BOVESPA	06.01.2004[3]

Standardized Financial Statement – SFS, regarding the 12/31/2003 fiscal year.
Event	Date
Sent to BOVESPA	06.25.2004

Annual Financial Statement and Consolidated Financial Statement, when applicable, in accordance with international standards, regarding the 12/31/2003 fiscal year.
Event	Date
Sent to BOVESPA	-[4]

Annual Information – IAN, regarding the 12/31/2003 fiscal year.
Event	Date
Sent to BOVESPA	06.17.2004

Quarterly Information –ITR
Event	Date
Send to BOVESPA Referring to 1st quarter Referring to 2nd quarter Referring to 3rd quarter	06.17.2004 08.10.2004 11.09.2004

Quarterly Information in English or in accordance with international standards
Event	Date
Sent to BOVESPA • Referring to the 1st quarter • Referring to the 2nd quarter • Referring to the 3rd quarter	N/A 08.10.2004 11.09.2004

Ordinary Shareholders Meeting[5]
Event	Date
Publication of the Call Notice	- N/A
Sending of the Call Notice to BOVESPA accompanied by the Administrative Proposal, when available	- N/A
Ordinary Shareholders Meeting	- N/A
Sending of the principle deliberations from the Annual General Meeting to BOVESPA	- N/A
Sending of minutes from the Annual General Meeting to BOVESPA	- N/A

Ordinary / Extraordinary Shareholders Meeting
Event	Date
Publication of the Call Notice	11.24.2004
Sending of the Call Notice to BOVESPA, accompanied by the administrative proposal, when available	11.24.2004
Ordinary / Extraordinary General Meeting • Election of Board of Directors • Approval of the stock option	12.09.2004 12.09.2004
Sending of the main deliberations from the Extraordinary General Meeting to BOVESPA • Election of Board of Directors • Approval of the stock option	12.09.2004 12.09.2004
Sending of the minutes of the Extraordinary General Meeting to BOVESPA • Election of Board of Directors • Approval of the stock option	12.09.2004 12.09.2004

Extraordinary General Meeting Held/Scheduled
Event	Date
Publication of the Call Notice	-[6]
Sending of the Call Notice to BOVESPA, accompanied by the administrative proposal, when available	-[7]
Extraordinary General Meeting • Changes of the by-laws and Election of Board of Directors • Approval of the stock option	05.25.2004 05.25.2004
Sending of the main deliberations from the Extraordinary General Meeting to BOVESPA • Changes of the by-laws and Election of Board of Directors • Approval of the stock option	06.01.2004 06.21.2004
Sending of the minutes of the Extraordinary General Meeting to BOVESPA • Changes of the by-laws and Election of Board of Directors • Approval of the stock option	06.01.2004 06.21.2004

Public Meeting with Analysts
Event	Date
Public Meeting with Analysts, open to all interested parties	11.17.2004

Conference Call
Event	Date
Conference Call (specifying the subject to be discussed) Half Year Results	08.11.2004
Third Quarter Results	11.11.2004
Administrative Counsel Meeting Held/Scheduled
Event	Date
Administrative Counsel Meeting (where subject will be of interest to the market)
• Approval of new stocks issue
• Approval of new stock issue (rectification)
• Approval of the disclosure policy for minutes or material facts
• Approval of capital stock increase
• Verification of stock subscription	05.25.2004 05.25.2004 05.26.2004 06.23.2004 06.24.2004
Sending of the main minutes from the Administrative Counsel Meeting to BOVESPA
• Approval of new stocks issue
• Approval of new stock issue (rectification)
• Approval of the disclosure policy for minutes or material facts
• Approval of capital stock increase
• Verification of stock subscription	06.25.2004 06.25.2004 06.17.2004 06.25.2004 06.28.2004
Sending of the minutes of the Administrative Counsel Meeting to BOVESPA
• Approval of new stocks issue
• Approval of new stock issue (rectification)
• Approval of the disclosure policy for minutes or material facts
• Approval of capital stock increase
• Verification of stock subscription	06.25.2004 06.25.2004 06.17.2004 06.25.2004 06.28.2004

1 The company was incorporated on March 12, 2004; thus the financial statements related to the 12/31/2003 were not published.
2 See footnote 1.
3Date that the consolidated pro forma financial statements were presented to BOVESPA.
4The company was incorporated on March 12, 2004; thus it was not necessary to deliver financial statements in accordance with international standards for the 12/31/ 2003 fiscal year.
5 The company was incorporated on March 12, 2004, thus the first Annual General Meeting will take place in 2005.
6 Meetings having taken place prior to obtaining the publicly-held company registration, with full attendance of all stockholders and without the necessity of a prior convocation.
7 See footnote 5.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2004

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.